Exhibit 99.2

Engine Media Establishes At The Market Equity Program

TORONTO, ON, Canada – August 10, 2021 – Engine Media Holdings, Inc. (“Engine” or the “Company”; NASDAQ: GAME; TSX-V: GAME), a provider of sports and esports gaming experiences, along with media solutions focused on influencer marketing, gaming data/analytics, and programmatic advertising has entered into an at-the-market Equity Distribution Agreement (the “Equity Distribution Agreement”) with Canaccord Genuity LLC (“Canaccord”), on behalf of itself and co-sales agents Oppenheimer & Co. Inc. and B. Riley Securities, Inc., to establish an at-the-market equity program (the “ATM Program”). Under the ATM Program, the Company will have the flexibility through the April 2023 expiration date of its Base Prospectus (referenced below), to issue up to US$50 million of common shares (“Common Shares”) as needed to support the Company’s ongoing business activities. Any Common Shares sold under the ATM Program will be sold at the prevailing market price at the time of sale, when sold through the NASDAQ Global Market. No common shares will be offered or sold in Canada.

Sales under the ATM Program will be commenced at the Company’s discretion, and the net proceeds of any sales of Common Shares under the ATM Program will be used to fund the Company’s working capital requirements and for other general corporate purposes. The Company has no obligation to sell any shares pursuant to the ATM Program.

The Company has filed a prospectus supplement (the “Supplement”) dated August 10, 2021 to a short form base shelf prospectus dated March 25, 2021 (the “Base Prospectus”) and in the United States pursuant to a registration statement on Form F-10 (File No. 333-254709), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on June 10, 2021 (the “Registration Statement”), in accordance with the Multijurisdictional Disclosure System established between Canada and the United States. Copies of the Supplement and accompanying Base Prospectus may be obtained by contacting Canaccord Genuity LLC, Attn: Syndicate Department, 99 High Street, Suite 1200, Boston, MA 02110, Attn: Equity Syndicate Department, by telephone at (617) 371-3900 or by e-mail at prospectus@cgf.com. The Equity Distribution Agreement, the Supplement and the accompanying Base Prospectus can also be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About Engine Media Holdings, Inc.

Engine Media Holdings Inc. is traded publicly under the ticker symbol (NASDAQ: GAME) (TSX-V: GAME). The organization is focused on developing premium consumer experiences and unparalleled technology and content solutions for partners in the esports, news and gaming industry. The company’s subsidiaries include Stream Hatchet; the global leader in gaming video distribution analytics; Eden Games , a premium video game developer and publisher with numerous console and mobile gaming franchises; WinView Games, an industry innovator in audience second screen play-along gaming during live events; UMG, an end-to-end competitive esports platform enabling the professional and amateur esport community with tournaments, matches and award nominating content; and Frankly Media, a digital publishing platform empowering broadcasters to create, distribute and monetize content across all channels. Engine Media generates revenue through a combination of direct-to-consumer and subscription fees; streaming technology and data SaaS-based offerings; programmatic advertising and sponsorships. To date, the combined companies’ clients have included more than 1,200 television, print and radio brands, dozens of gaming and technology companies, and have connectivity into hundreds of millions of homes around the world through their content, distribution and technology services.

Cautionary Statement on Forward-Looking Information

This news release contains forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Engine to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. All statements, other than statements of historical fact, included herein including, without limitation, statements about the ATM Program, including the number of Common Shares sold in connection thereto, the use of proceeds from the ATM Program, the commissions and expense reimbursements to be paid in connection therewith, and the termination of the Equity Distribution Agreement are forward looking statements. Engine has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release. Risk factors affecting the Company are identified in the Company’s filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar).

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Engine does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For Further Information:

Investors

Ryan Lawrence, ICR

Ryan.Lawrence@icrinc.com

332-242-4321

Media

James Goldfarb, Sloane & Company

jgoldfarb@sloanepr.com

212-446-1869

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